March 3, 2009

H. Christopher Owings

Assistant Director

United States

Securities And Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:

American Smooth Wave Ventures, Inc.

Amended Registration Statement on Form S-1/A3

Filed Feb. 12, 2009

File No. 333-152849

Dear Mr. Owings:

The following are our responses to your comment letter of Feb. 12, 2009.

General

1.

We note your response to comment 1 from our letter dated November 26, 2008. As previously requested, please identify Orion Investment, Inc. as a selling shareholder of CFO Consultants, Matches, Inc. and Western Lucrative, Inc. rather than just as a shareholder. Also, please confirm whether Orion Investment, Inc. or its shareholders have been involved in the formation or principal ownership of any other public companies or companies seeking to go public and if so, please disclose which, if any, of these companies have had limited business plans, have generated no or minimal revenues, have filed untimely reports, are delinquent in their reporting obligations, have had their registration revoked, or are or were previously classified as shell companies.

The following has been added to the previous disclosures.

Orion is not involved in any other public companies or companies seeking to go public other than those noted.  Riccardo Mortara has been involved in the above plus NewGen Technologies, Inc., Russian Athenia, Inc., Pacific Land Coffee Corp., Faceprint Global Solutions, Inc. and Woodstock Tree Farms. Robert Filiatreaux has been involved in the above plus Northstar Ventures, Inc. and Asian Financial, Inc. Dempsey Mork has been involved in the above plus China Holdings, Inc., Asian Financial, Inc., ARC International Corp., Animal Cloning Sciences, Inc. Knickerbocker Capital Corp., Woodstock Tree Farms, Apex Capital Group, Inc. and Corio, Inc. and Northstar Ventures, Inc. Mr. Baker has also been involved in China Holdings, Inc., ARC International Corp., Asian Financial, Inc., Knickerbocker Capital Corp., Woodstock Tree Farms, Apex Capital Group, Inc. and Corio, Inc.

The following table lists the status of the above listed entities to the extent known to American Smooth:

	Limited Bus Plan No or Min. Revenues	Untimely Reports	Delinquent Reporting Oblig.	Reg. Revoked	Shell Company Classified

NewGen Technologies, Inc.
Russian Athenia, Inc
Pacific Land Coffee Corp
Faceprint Global Solutions, Inc
Woodstock Tree Farms
Northstar Ventures, Inc
Asian Financial, Inc	x	x			x
China Holdings, Inc	x	x			x
ARC International Corp
Animal Cloning Sciences, Inc	x	x	x		x
Knickerbocker Capital Corp	x	x	x		x
Apex Capital Group, Inc		x	x
Corio, Inc

List of Selling Shareholders, page 15

2.

You disclose that Matches, Inc. has filed a post-effective amendment, but that does not appear to be the case. Please advise or revise your disclosure accordingly.

Disclosure has been revised.

3.

We note your response to comment 5 from our letter dated November 26, 2009.  As previously requested, please disclose the maximum amount that Orion Investments, Inc. has owned in Matches, Inc., CFO Consultants, Inc. and Western Lucrative, Inc. and the effective date, if applicable, of each of these entities registration statements.

Orion currently owns 35.8% of CFO, 87.5% of Western Lucrative, Inc. and 47.7% of Matches which is also the maximum amount that they have owned in these entities. Matches, Inc.’s registration was effective April 29, 2008 and CFO’s registration was effective on April 14, 2008.

4.

We note your response to comment 4 from our letter dated November 26, 2009.  Please expand your disclosure that Mr. Kirz has done small business projects for Mr. Dempsey Mork to discuss the material aspects of the relationship.

Mr. Kirz has done small business projects for Mr. Mork. His compensation for such projects has been minimal and the relationship was that of an independent contractor.

Financial Statements, F-1

5.

Please disclose your fiscal year end date.  If your fiscal year end date is December 31, please revise your registration statement to include audited financial statements for the fiscal year ended 2008 and update the remainder of your filing as appropriate.  Please see Rule 8-08 of Regulation S-X.

The company is using a fiscal year end date of June 30.

Very truly yours,

/s/ Irwin J. Kirz

Irwin J. Kirz, President

American Smooth Wave Ventures, Inc.

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